Exhibit 99.1 Press release

WiLAN to Present at Cantor Fitzgerald Canada’s 4th Annual Growth Conference

OTTAWA, Canada – November 10, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today announced the Company will present at Cantor Fitzgerald Canada’s 4th Annual Growth Conference being held at St. Andrew’s Club and Conference Centre in Toronto, ON. The presentation will take place on Tuesday, November 17, 2015 at 10:45am Eastern Time. Presenting from management will be Jim Skippen, President & Chief Executive Officer.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Dave Mason Investor Relations LodeRock Advisors Inc. C: 416.985.3647 E: dave.mason@loderockadvisors.com

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